

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Brendan Smith
Chief Financial Officer
CRISPR Therapeutics AG
Baarerstrasse 14
6300 Zug
Switzerland

> **Re: CRISPR Therapeutics AG**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-37923**

Dear Mr. Smith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences